SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE 144th

ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the City of Curitiba, State of Paraná. 2. DATE AND TIME: March 12, 2014 – 2:30 p.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS TAKEN:

I.	Election of Antonio Sergio de Souza Guetter for the position of Executive Finance and Investor Relations Officer, to complete the 2012-2014 term of office;
II.

Approval of the 2013 Annual Management Report, the Balance Sheet and other financial statements for 2013, to be subsequently submitted to the Fiscal Council and the Annual Shareholders’ Meeting to be held on April 24, 2014, as well as studies and the expectation to generate positive calculation basis in amount sufficient to realize tax credits recorded, as per CVM Instruction 371/2002;

III.	Approval of the Board of Directors’ proposal for the allocation of net income for 2013 and payment of interest corresponding to the integration between capital and work, and incentive to productivity;
IV.	Approval of the 2013 Annual Audit Committee Report;
V.	Presentation of information on the evolution of Copel’s market, investments made by the Distribution Company and budget deviations; and
VI.

Presentation of information on the Distribution Company’s continuity indicators (Average Interruption Duration per Consumer Unit (DEC)/Average Interruption Frequency per Consumer Unit (FEC)), significant transactions in the distribution segment, and the Distribution Company’s estimated cash flow and its position with regards to budget deviations.

5. ATTENDANCE: MAURICIO SCHULMAN - Chairman, LINDOLFO ZIMMER – Executive Secretary, JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council, CARLOS HOMERO GIACOMINI – Board of Director’s Member and Chairman of the Audit Committee, JOSÉ RICHA FILHO, MARCO AURÉLIO ROGERI ARMELIN, MAURICIO BORGES LEMOS, NATALINO DAS NEVES, NEY AMILTON CALDAS FERREIRA and PAULO PROCOPIAK DE AGUIAR.

The full minutes of the 144th Annual Board of Directors’ Meeting of Copel were drawn up in the Company’s records, book number 6, filed with the Paraná State Registry Commerce under number 05/095391-5, on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.